SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Formula Systems (1985) Ltd.

(Name of Issuer)

American Depositary Shares, each representing
one Ordinary Shares, Par Value NIS 1.0 Per Share

(Title of Class of Securities)

346414-10-5

(CUSIP Number)

Asaf Berenstin
Formula Systems (1985) Ltd.
5 Haplada Street, Or Yehuda 60218, Israel
Telephone: 972 3 5389487

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 346414-10-5
1.	Names of Reporting Persons Guy Bernstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 856,518
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 856,518

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 856,518
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) This beneficial ownership percentage is based on 14,728,782 Ordinary Shares outstanding as of March 31, 2016, based on outstanding share information provided by the Issuer to the Reporting Person upon his inquiry.

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the American Depositary Shares (“ADRs”), each representing one ordinary share, par value NIS 1.0 per share (“Ordinary Shares”) of Formula Systems (1985) Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 5 Haplada Street, Or Yehuda 60218, Israel. Because of the 1:1 conversion ratio of ADRs to Ordinary Shares, this Statement relates to them as a single class of equity and refers to them together as Ordinary Shares.

This Statement is being filed by the Reporting Person (as defined in Item 2 below) due to the vesting of restricted Ordinary Shares held by the Reporting Person, which has raised his beneficial ownership to greater than five percent (5%) of the issued and outstanding Ordinary Shares.

Item 2. Identity and Background.

(a)      Name:         This Statement is being filed by Guy Bernstein, an individual (the “Reporting Person”).

(b)      Residence or Business Address: c/o Formula Systems (1985) Ltd., 5 Haplada Street, Or Yehuda 60218, Israel.

(c)      Present Principal Occupation/Employment: The Reporting Person serves as Chief Executive Officer of the Issuer.  The Issuer is a holding company that holds controlling interests, and invests, in companies that are engaged in the IT solutions and services business. The principal address of the Issuer’s offices at which the Reporting Person is employed is set forth in Item 1 above.

(d)      Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)      Civil Proceedings Involving Securities Law Violations: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Citizenship: Israel

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person’s consent to serve as a director of the Issuer’s directly held subsidiaries has served as the primary consideration for the Issuer’s grant of options to purchase Ordinary Shares to him, which the Reporting Person has exercised at a price of $0 per share.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Ordinary Shares reported herein for investment purposes only.

As of the filing of this Statement, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares (except for additional Ordinary Shares with respect to which the Reporting Person will acquire beneficial ownership upon vesting following his exercise of options granted to him by the Issuer), or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the ADRs to be delisted from the NASDAQ Global Select Market or any other national securities exchange on which they may be listed in the future, or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the ADRs to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made on the basis of 14,728,782 Ordinary Shares outstanding as of March 31, 2016, based on outstanding share information provided by the Issuer to the Reporting Person upon his inquiry.

(a)          The Reporting Person beneficially owns 856,518 Ordinary Shares of the Issuer, representing approximately 5.8% of the issued and outstanding share capital of the Issuer. Those Ordinary Shares consist of the following:

(i) 260,040 Ordinary Shares, constituting the remaining Ordinary Shares currently held by the Reporting Person from among the 396,000 Ordinary Shares that he acquired when he exercised, in April 2010, options to purchase 396,000 Ordinary Shares granted to him by the Issuer in January 2009 in connection with his entry into his service agreement with the Issuer. (The Reporting Person has sold the other 135,960 Ordinary Shares acquired upon such exercise.) In accordance with the terms of the grant, all such 260,040 Ordinary Shares are currently deposited with a trustee and the Reporting Person is not permitted to vote or dispose of them until the shares are released from the trust, on such terms described in the grant letter. Because the Reporting Person may request to release these Ordinary Shares at any time, and thereafter be entitled to vote or dispose of them, he is deemed to share voting and dispositive power over them. The Reporting Person has nevertheless executed a voting proxy in favor of Asseco Poland S.A. (“Asseco”), the controlling shareholder of the Issuer, in respect of the voting of all such Ordinary Shares, which is in effect until November 17, 2016; and

(ii) 596,478 Ordinary Shares, constituting the currently vested portion of the 1,122,782 Ordinary Shares that the Reporting Person acquired upon his exercise (in June 2013) of options to purchase 1,122,782 Ordinary Shares, which options were granted to the Reporting Person in March 2012, concurrently with the amendment and extension of his service agreement with the Issuer. Although these vested Ordinary Shares are held at a trustee, they may be released to the Reporting Person upon his request at any time, and the Reporting Person would thereafter be entitled to vote or dispose of them, so the Reporting Person is therefore deemed to share voting and dispositive power over them. The Reporting Person has nevertheless executed a voting proxy in favor of Asseco in respect of the voting of all such Ordinary Shares, which is in effect until November 17, 2016.

(b)          The Reporting Person possesses shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, all of the Ordinary Shares that he currently beneficially owns, for the reasons described under paragraphs (a)(i) and (a)(ii) of this Item 5 above.

(c)          The Reporting Person has not effected any transactions in Ordinary Shares of the Issuer during the last 60 days. Nevertheless, the Reporting Person’s beneficial ownership of Ordinary Shares has continued to increase during the last 60 days due to the vesting, on a quarterly basis, of the 1,122,782 Ordinary Shares that he acquired upon exercise of options (as described in paragraph (a)(ii) of this Item 5 above). Due to that vesting, the percentage of the Ordinary Shares beneficially owned by the Reporting Person has risen to above 5% as of June 30, 2015, and to approximately 5.8% as of March 31, 2016.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the 260,040 Ordinary Shares and the 596,478 Ordinary Shares described in paragraphs (a)(i) and (a)(ii) of Item 5 above, which are held in trust for the Reporting Person, are subject to an agreement between the Reporting Person and a trustee that permits the Reporting Person to withdraw those shares from the trust and to then vote and/or dispose of those shares as the Reporting Person wishes. Each of those groups of shares are nevertheless subject to an irrevocable voting proxy, dated November 17, 2015, that the Reporting Person executed in favor of Asseco in respect of the voting of all such shares, which will remain in effect until November 17, 2016.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Irrevocable Proxy, dated November 17, 2015, executed by Guy Bernstein in favor of Mr. Marek Panek on behalf the Board of Directors of Asseco Poland S.A., the controlling shareholder of the Issuer, in respect of the voting of all Ordinary Shares of the Issuer held by him.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Guy Bernstein
GUY BERNSTEIN

Dated: April 11, 2016